UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20, 2021	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, April 20, 2021 — On April 20, 2021, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 13th meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s 2020 Annual Report Form 20-F (including the English 2020 consolidated financial statements prepared by the Company in accordance with the International Financial Reporting Standards);

(2)	Approval of the release of managerial officers from the restriction of engaging in competitive activities in accordance with Article 32 of the Company Act; and

(3)	To authorize the chairman to change the venue of 2021 annual shareholders’ meeting (the “2021 AGM”).

On matter (2), the Board resolved to appoint Mr. Vincent Hsu, executive vice president of the Company, as the Company’s representative to participate in re-election of directors at the shareholders’ meeting of JMC ELECTRONICS CO., LTD. dated June 10, 2021. According to Article 32 of the Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the board of directors of that company.

On matter (3), in response to the ongoing COVID-19 and government health policies, the chairman is authorized to change the 2021 AGM venue, if necessary. If such change occurs, the new venue and relevant matters will be announced to shareholders and submitted to the next board meeting for rectification.